Tuesday, 12 January 2016

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for 3,356,417 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend scheme for the 2015/16 interim dividend, payable on 13 January 2016.  Dealings are expected to commence on 13 January 2016 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 2,925,332 ordinary shares are to be issued at a price of 928.90 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 86,217 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$69.8765, representing 431,085 ordinary shares (including fractional entitlements).

Contact: David Whincup, Assistant Company Secretary (020 7004 3209)